EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Thirteen Weeks Ended
	October 2, 2004		September 27, 2003
Fixed charges:
Interest expense	$68		$70
Interest portion of rental expense	17		16

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	85		86
Capitalized interest	3		2

Total fixed charges	$88		$88

Earnings available for fixed charges:
Income before income taxes	$441	(1)	$280
Less undistributed (loss) income in minority-owned companies	1		(1)
Add minority interest in majority-owned subsidiaries	2		2
Add amortization of capitalized interest	4		6
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	85		86

Total earnings available for fixed charges	$533		$373

Ratio of earnings to fixed charges	6.1		4.2

(1)	During the first three months of fiscal 2005, the corporation recognized $117 million of contingent sale proceeds from the disposition of its European cut tobacco business in 1999.

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